ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

08 January 2007

Director/PDMR Shareholding

Reed Elsevier received notification on 5 January 2007 from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”) that as at 30 December 2006 the Trust held an interest in 17,167,145 shares in Reed Elsevier PLC and 9,242,214 shares in Reed Elsevier NV.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share incentive schemes, and which provides for the transfer of shares to employees on the exercise of awards granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.